ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated March 7, 2007

100% Principal Protection Notes
Linked to a Global Index Basket

Strategic Alternatives to Fixed Income Investing

Lehman Brothers Holdings Inc. Notes linked to a Global Index Basket due March 31, 2011

Investment Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a Basket of indices. The Basket is composed of three equity indices, the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index. Principal protection only applies at maturity.

Features

☐        Potential enhanced returns linked to the positive performance of a global index basket

☐        100% principal protection at maturity

☐        Diversification into three equity markets

☐        No direct foreign currency exposure

Key Dates[1]

Trade Date	March 23, 2007

Settlement Date	March 30, 2007

Final Valuation Date	March 24, 2011

Maturity Date	March 31, 2011

Security Offerings

We are offering 100% Principal Protection Notes Linked to a Global Index Basket. The Notes are linked to a Basket of Indices, consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index (the “Basket”). The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are offered at a minimum investment of $1,000.

1              Expected.  In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

See “Additional Information about the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 220-I dated March 6, 2007, underlying supplement no. 720 dated March 7, 2007 and this Term Sheet. See “Key Risks” on page 4, the more detailed “Risk Factors” beginning on page SS-3 of product supplement no. 220-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 720 for risks related to the Basket Indices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 720 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	3.00%	97.00%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 220-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 720 (which describes each of the Basket Indices, including risk factors specific to each). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 720, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 220-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 220-I and “Risk Factors” in the accompanying underlying supplement no. 720, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC web site at www.sec.gov as follows:

           Product supplement no. 220-I dated March 6, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907016517/a07-3345_38424b2.htm

           Underlying supplement no. 720 dated March 7, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907017035/a07-7020_7424b2.htm

           MTN Prospectus supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

           Base Prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Notes Linked to a Global Index Basket that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

           You seek an investment with a return linked to the performance of the Basket

           You seek an investment that offers 100% principal protection when the Notes are held to maturity

           You are willing to hold the Notes to maturity

           You do not seek current income from this investment

           You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on the Trade Date)

The Notes may not be suitable for you if:

           You do not seek an investment with exposure to the economies of the United States, the Euro Zone, or Japan

           You are unable or unwilling to hold the Notes to maturity

           You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

           You seek current income from your investments

           You seek an investment for which there will be an active secondary market

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1)[1]
Issue Price	$10 per Note
Term	4 years and 1 day
Basket

The Notes are linked to a Basket consisting of the S&P 500 ® Index (SPX), the Dow Jones EURO STOXX 50 ® Index (SX5E) and the Nikkei 225SM Index (NKY) (each a “Basket Index” or collectively the “Basket Indices”).

Index Weightings	S&P 500 ® Index	33.34%
Dow Jones EURO
	STOXX 50® Index	33.33%
	Nikkei 225SM Index	33.33%
Participation Rate	100% to 110%. The actual Participation Rate will be determined on the Trade Date.
Principal Protection	100% if held to maturity
Payment at Maturity (per $10)	At maturity, you will receive a cash payment, for each 10 Note principal amount, of $10 plus the Additional Amount, which may be zero.

The Additional Amount per $10 Note principal amount paid at maturity will be equal to the greater of:

zero or $10 x Basket Return x Participation Rate

Basket Return	Basket Ending Level – Basket Starting Level
Basket Starting Level
Basket Starting Level	Set equal to 100 on the Trade Date
Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the S&P 500 ® Index Return x 33.34%) + (the Dow Jones EURO STOXX 50 ® Index Return x 33.33%) + (the Nikkei 225SM Index Return x 33.33%)]

The “S&P 500® Index Return,” the “Dow Jones EURO STOXX 50® Index Return” and the “Nikkei 225SM Index Return” are the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date. See the definition of Index Return under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 220-I.

Determining Payment at Maturity

The percentage change from the Basket Starting Level to the Basket Ending Level

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the Basket Return multiplied by the Participation Rate of
100% to 110% (actual Participation Rate to be set on the Trade Date). Accordingly, if
the Basket Return is positive, your payment at maturity per $10 Note principal amount will be calculated as follows:

$10 + [$10 x Basket Return x Participation Rate]

You will receive the principal amount of your Notes at maturity

1              Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s and A1 by Moody’s.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a Note as debt subject to the contingent payment debt instrument rules.  See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 220-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 220-I and in the “Risk Factors” section of the accompanying underlying supplement no. 720.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

           No Principal Protection Unless You Hold the Notes To Maturity:  The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

           Market Risk:  The return on the Notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

           The Notes Might Not Pay More Than the Principal Amount:  You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, any of the stocks included in the Basket Indices, or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes but falls below the Basket Starting Level on the Final Valuation Date.

           Changes in the Level of the Basket Indices May Offset Each Other:  The Notes are linked to a substantially equally-weighted Basket composed of Basket Indices.  At a time when the level of one or more Basket Indices increases, the level of the other Basket Index or Indices may not increase as much or may even decline.  Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of the other Basket Index or Indices.

           No Interest or Dividend Payments or Voting Rights:  As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

           Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

           The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Dow Jones EURO STOXX 50 ® Index and the Nikkei 225SM Index:  The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei 225SM Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

           Dealer Incentives:  We, our affiliates and agents act in various capacities with respect to the Notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments.  We will pay compensation of $0.30 per note to the principals, agents and dealers in connection with the distribution of the Notes.

           Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

           Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

           We are one of the companies that make up the S&P 500 ® Index:  We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500 ® Index and the value of the Notes.

           We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes.  Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Basket.

           Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 220-I.

The S&P 500® Index

The Standard and Poor’s 500® Index (the “S&P 500® Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of February 23, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (38); Energy (32); Financials (87); Health Care (55); Industrials (52); Information Technology (77); Materials (29); Telecommunications Services (10); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>” or from the S&P web site at www.spglobal.com.

The graph below illustrates the performance of the S&P 500® Index from 2/28/97 to 3/2/07. The historical levels of the S&P 500® Index should not be taken as an indication of future performance

Source: Bloomberg L.P.

The S&P 500® Index closing level on March 2, 2007 was 1387.17.

The information on the S&P 500® Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page US-4 of underlying supplement no. 720.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the underlying supplement under the heading “The Dow Jones EURO STOXX 50® Index,” the Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX 50® Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made annually to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX 50® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: www.stoxx.com. You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page “SX5E <Index> <GO>“ or from the STOXX Limited web site at www.stoxx.com.

The graph below illustrates the performance of the The Dow Jones EURO STOXX 50® Index from 2/28/97 to 3/2/07. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index closing level on March 2, 2007 was 4011.63.

The information on the Dow Jones EURO STOXX 50® Index provided in this document should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50® Index” beginning on page US-13 of underlying supplement no. 720.

The Nikkei 225SM Index

The Nikkei 225SM Index is published and disseminated by Nikkei Inc. As discussed more fully in the underlying supplement under the heading “The Nikkei 225SM Index,” the Nikkei 225SM Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei 225SM Index at any time from the Bloomberg Financial Markets page “NKY <Index> <GO>“, from the Reuters service under the symbol “NKY.TK” or from the Nikkei web site at www.nni.nikkei.co.jp.

The graph below illustrates the performance of the Nikkei 225SM Index from 2/28/97 to 3/2/07. The historical levels of the Nikkei 225SM Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Nikkei 225SM Index closing level on March 2, 2007 was 17217.93.

The information on the Nikkei 225SM Index provided in this document should be read together with the discussion under the heading “The NikkeiSM Index” beginning on page US-9 of underlying supplement no. 720.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of 105% and a range of Basket Returns from +40% to -40%. Actual Participation Rate will be set on the Trade Date.

Example 1—The level of the Basket increases from the Basket Starting Level of 100 to a Basket Ending Level of 110. Because the Basket Ending Level is 110 and the Basket Starting Level is 100, the Basket Return is 10% calculated as follows:

(110 — 100)/100 = 10%

Because the Basket Return is 10%, the Additional Amount is equal to $1.05 and the payment at maturity is equal to $11.05 per $10.00 principal amount Note calculated as follows:

$10 + ($10 × 10% × 105%) = $11.05

Example 2—The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level is 90 and the Basket Starting Level is 100, the Basket Return is -10% calculated as follows:

(90 — 100)/100 = -10%

Because the Basket Return is -10%, the Additional Amount is equal to $0 and the payment at maturity is equal to $10 per $10 principal amount Note.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about March 30, 2007, which is the fifth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.